

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Mr. Timothy P. Halter
President
SMSA Humble Acquisition Corporation
174 FM 1830
Argyle, TX 76226

> **Re:** **SMSA Humble Acquisition Corporation**
> **Form 10**
> **Filed October 29, 2010**
> **Supplemental Response filed December 1, 2010**
> **File No. 000-54095**

Dear Mr. Halter:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Financial Statements

Notes to Financial Statements

Note E – Summary of Significant Accounting Policies, page F-11

1. We note your response to our prior comment one that you have recorded, in your financial statements, all expenses paid by Mr. Halter, HFG or HFI on your behalf. Considering your disclosures on (i) page 5 that HFG is responsible for the payment of your operating expenses (ii) page 6 that you have no capital and must depend on HFG to provide you with the necessary funds to implement your business plan (iii) page 11 that HFG is obligated to fund the expenses in implementing your plan of operation and to fund your operating expenses until you complete a business combination (iv) page 12 that

Mr. Timothy P. Halter
SMSA Humble Acquisition Corporation
December 7, 2010
Page 2

HFG provides you with the use of office equipment and administrative services as necessary, please tell us if you reimbursed Mr. Halter, HFG or HFI in cash for such expenses incurred on your behalf or if such amounts were recorded as contributed capital. If such amounts were recorded as contributed capital, please show us where they have been reflected in your financial statements for each period presented. In addition, please revise to provide the disclosures required by FASB ASC 850-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services